

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
915 Wilshire Blvd, Suite 1950
Los Angeles, California 90017

      Re: HyreCar Inc.
          Registration Statement on Form S-1
          Filed September 20, 2022
          File No. 333-267524

Dear Mr. Furnari:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services